William J. Evers

Vice President & Counsel

Tel: 212-314-5027

Fax: 212-314-3953

February 23, 2012

VIA EDGAR CORRESPONDENCE

Alison White, Esquire

Office of Insurance Products

Division of Investment Management

Mail Stop 8629

Washington, DC 20549-8629

RE:	Separate Account FP of AXA Equitable Life Insurance Company
Post-Effective Amendment No. 16 to Registration Statement on Form N-6
File Nos.: 333-103202 and 811-04335

Dear Ms. White:

The purpose of this letter is to respond to the staff’s comments to the above-referenced Post-Effective Amendment, provided orally on January 26, 2012. We first set forth each specific comment and then provide our response.

Comment 1

Please state the legal basis for imposing a fee for policy illustrations when the Prospectus states that they are available free of charge.

Response 1

The purpose of the Supplement filed in the above-referenced Post-Effective Amendment is to modify the Survivorship Incentive Life® prospectus to notify existing policy owners of the Company’s future practice, effective May 1, 2012, of assessing charges in exchange for certain services that the Company provides even though they are not required by the policy. As disclosed in the Supplement, a request for a more than one policy illustration in a policy year is one such service that will be provided to policy owners for a charge of $25 for each additional illustration.

The Company believes the rights and obligations of the parties are established in the policy, which is the contract between the Company and Survivorship Incentive Life® policy owners. The policy does not include any provision that entitles the policy owners, either explicitly or implicitly, to an inforce policy illustration. To date, only the prospectus has notified policy owners of the Company’s practice of providing the illustrations and that they are provided at no additional cost. When the Company disclosed that illustrations were available “free of charge” in the May 1, 2011 prospectus, it was neither stating a contractual right of the policy owners nor a contractual obligation of the Company. It was simply providing information about how to obtain a policy illustration and our then current administrative practice. We believe the Company has the right to change its administrative practices as long as they are reasonable and adequately disclosed to the policy owners.

There are costs associated with producing policy illustrations for existing policy owners. These costs include manual entry of data specific to the policy owner, computer processing, printing and mailing. While the Company has traditionally provided policy illustrations for the Survivorship Incentive Life® policy at no charge, the Company has experienced an increase in costs associated with producing the illustrations and believes the charge is reasonable. It is also important to note that the assessment of a charge for policy illustrations is not inconsistent with industry practice. The NAIC Life Insurance Model Regulation, which applies to unregistered life insurance contracts, requires that the insurer provide one free illustration per year. Accordingly, the assessment of a charge for more than one inforce illustration per year for registered life insurance policies is consistent with the regulation.

We have revised the Supplement to restate the specific section of the Survivorship Incentive Life® prospectus that talks about how the policy owners may obtain a policy illustration.

Comment 2

Please clarify in the supplement where these fees should be placed in the fee table and include this in the narrative.

Response 2

We have revised the supplement to include a narrative reference to the location of the fee disclosure in the “Table of policy charges”. We have also added a header consistent with the header in the prospectuses.

Comment 3

The Supplement should incorporate by reference, Parts A and B of the registration statement

Response 3

We have added the incorporation by reference of the Prospectus and SAI.

* * * * *

On behalf of the Company and the Registrant, we hereby make the representations below regarding the Amendments:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the Amendments and the Registration Statements;

•

Comments by the staff of the Securities and Exchange Commission (the “Commission”) or changes to disclosure in response to staff comments on the Amendments do not foreclose the Commission from taking any action with respect to the Amendments or the Registration Statements; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at 212-314-5027 or Christopher E. Palmer at 202-346-4253 of Goodwin Procter LLP, if you have any questions.

Very truly yours,

/s/ William J. Evers
William J. Evers

cc:	Christopher E. Palmer, Esq.
Goodwin Procter LLP

AXA Equitable Life Insurance Company

Supplement Dated May 1, 2012 to the current prospectus for

Survivorship Incentive LifeSM ‘99	Survivorship Incentive LifeSM ‘02
Survivorship Incentive LifeSM	Survivorship Incentive Life LegacySM

This Supplement updates certain information in the most recent prospectus and statement of additional information you received and in any supplements to that prospectus and statement of additional information. You should read this Supplement in conjunction with the Prospectus and retain it for future reference. Both the Prospectus and statement of additional information are hereby incorporated by reference. Unless otherwise indicated, all other information included in the Prospectus remains unchanged. The terms and section headings we use in this Supplement have the same meaning as in the Prospectus. We will send you another copy of any prospectus or supplement without charge upon request. Please contact the customer service group referenced in the Prospectus.

The purpose of this Supplement is to provide you with information regarding certain changes to the Prospectus. Please note the following changes described below. Certain Portfolios may not be available under your contract.

Special services charges

Effective on May 1, 2012, we will deduct a charge for providing certain special services. The charge for each special service will apply at the time you request the service. Please note the following changes to your current Prospectus.

1.	Fee table

The following are added to the table entitled “Transaction Fees” under “Tables of policy charges”:

Transaction Fees
Charge	When charge is deducted	Amount deducted
Special services charges
• Wire transfer charge(1)	At the time of the transaction	Current and Maximum Charge: $90
• Express mail charge(1)	At the time of the transaction	Current and Maximum Charge: $35
• Policy illustration charge(2)	At the time of the transaction	Current and Maximum Charge: $25
• Duplicate policy charge(2)	At the time of the transaction	Current and Maximum Charge: $35
• Policy history charge(2)(3)	At the time of the transaction	Current and Maximum Charge: $50
• Charge for returned payments(2)	At the time of the transaction	Current and Maximum Charge: $25

(1)	Unless you specify otherwise, this charge will be deducted from the amount you request.
(2)	The charge for this service must be paid using funds outside of your policy. Please see “Charges and expenses” below for more information.
(3)	The charge for this service may be less depending on the policy history you request. Please see “Charges and expenses” below for more information.
2.	Charges and expenses

The following is added to the section of your prospectus that describes the charges and expenses associated with your policy.

Special services charges

We deduct a charge for providing the special services described below. These charges compensate us for the expense of processing each special service. For certain services, we will deduct from your policy account value any withdrawal charge that applies and the charge for the special service. Please note that we may discontinue some or all of these services without notice.

Wire transfer charge. We charge $90 for outgoing wire transfers. Unless you specify otherwise, this charge will be deducted from the amount you request.

Express mail charge. We charge $35 for sending you a check by express mail delivery. This charge will be deducted from the amount you request.

Policy illustration charge. Currently, you are entitled to one free illustration each policy year. For each additional illustration, we charge $25. The charge for this service can be paid (i) using a credit card acceptable to AXA Equitable, (ii) by sending a check to our Processing Office, or (iii) by any other means we make available to you.

Duplicate policy charge. We charge $35 for providing a copy of your policy. The charge for this service can be paid (i) using a credit card acceptable to AXA Equitable, (ii) by sending a check to our Processing Office, or (iii) by any other means we make available to you.

Policy history charge. We charge a maximum of $50 for providing you a history of policy transactions. If you request a policy history of less than 5 years from the date of your request, there is no charge. If you request a policy history of more than 5 years but less than 10 years from the date of your request, the current charge is $25. For policy histories of 10 years or more, the charge is $50. For all policy histories, we reserve the right to charge a maximum of $50. The charge for this service can be paid (i) using a credit card acceptable to AXA Equitable, (ii) by sending a check to our Processing Office, or (iii) by any other means we make available to you.

Charge for returned payments. For each payment you make in connection with your policy is returned for insufficient funds, we will charge a maximum of $25.

3.	Requesting more information

The last sentence of the first paragraph in this section is deleted and replaced with the following:

You can make inquiries about your policy and request personalized illustrations by calling our toll free number at 1-800-777-6510, or asking your financial professional.

Copyright 2012 AXA Equitable Life Insurance Company. All rights reserved.

Survivorship Incentive LifeSM and Survivorship Incentive Life LegacySM

are service marks of AXA Equitable Life Insurance Company.

AXA Equitable Life Insurance Company

1290 Avenue of the Americas

New York, NY 10104

212-554-1234

EVM-101 (1/12)	#279249